UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          CORNERSTONE PROPERTIES, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    218916104
                                 (CUSIP Number)

      ROBERT F. DOW, 2800 ONE ATLANTIC CENTER, 1201 WEST PEACHTREE STREET,
                          ATLANTA, GEORGIA 30309-3450
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     7/28/97

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218916104                                                 Page 2 of 13




====================================================================================================================
1        Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                            Hexalon Real Estate, Inc.
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                                               (a)|_|
                                                                                                        (b)|_|
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                                                   00
--------------------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)        |_|

--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                        United States
--------------------------------------------------------------------------------------------------------------------
         7  Sole Voting Power
                                                    0

--------------------------------------------------------------------------------------------------------------------
         8  Shared Voting Power
                                                    0

--------------------------------------------------------------------------------------------------------------------
         9  Sole Dispositive Power
                                                    0

--------------------------------------------------------------------------------------------------------------------
         10  Shared Dispositive Power
                                                    0

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    0

--------------------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                          |_|

--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                          0.0 percent

--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person
                                                   CO

====================================================================================================================

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 218916104                                                 Page 3 of 13



====================================================================================================================
1        Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                                    HRE Finance, Inc.
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                                               (a)|_|
                                                                                                        (b)|_|
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                                                   00
--------------------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)        |_|

--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                        United States
--------------------------------------------------------------------------------------------------------------------
         7  Sole Voting Power
                                            4,586,210

--------------------------------------------------------------------------------------------------------------------
         8  Shared Voting Power
                                                    0

--------------------------------------------------------------------------------------------------------------------
         9  Sole Dispositive Power
                                            4,586,210

--------------------------------------------------------------------------------------------------------------------
         10  Shared Dispositive Power
                                                    0

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,586,210

--------------------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                          |_|

--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                          9.4 percent

--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person
                                                   CO

====================================================================================================================

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 218916104                                                 Page 4 of 13




ITEM 1.  SECURITY AND ISSUER

         This  statement   relates  to  the  Common  Stock,  no  par  value,  of
Cornerstone  Properties,   Inc.,  a  Nevada  corporation  (the  "Company").  The
principal executive office of the Company is located at:

                  126 East 56th Street
                  New York, NY 10022

ITEM 2.  IDENTITY AND BACKGROUND


     1. (a) Hexalon Real Estate, Inc., a Delaware corporation ("HRE"), is a person filing this statement.

          (b)  950  East  Paces  Ferry  Road,  Suite  2275,   Atlanta,   Georgia
               30326-1119.

          (c)  Real estate investment trust. See (a) and (b) above.

          (d)  None.

          (e)  None.

          (f)  United States.

     2.   (a)  HRE  Finance,  Inc., a  Delaware corporation ("HRE Finance") is a
               person  filing this   statement.  HRE is the sole  stockholder of
               HRE Finance.

          (b)  850 Liberty Avenue, Suite 204, Newark, Delaware 19711.

          (c)  Real estate investment trust. See (a) and (b) above.

          (d)  None.

          (e)  None.

          (f)  United States.

     3. (a) - (c) Rodamco North America B.V. ("Rodamco North America") is a Dutch private limited liability company organized pursuant to the laws of the Netherlands. Rodamco North America owns 99% of the Common Stock of HRE. It is a real estate investment company, and its principal office and principal place of business are
               located  at   Coolsingel   120,   NL-3011  AG,   Rotterdam,   The
               Netherlands.

          (d)  None.

          (e)  None.

          (f)  Netherlands.

CUSIP No. 218916104                                                 Page 5 of 13





          4.   (a)-(c)  Rodamco  N.V.  ("Rodamco")  is a  Dutch  public  limited liability company organized pursuant to the laws of the Netherlands. Rodamco owns 78% of the Common Stock of Rodamco
               North America. It is a real estate investment company, and its principal office and principal place of business are located at Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (d)  None.

               (e)  None.

               (f)  Netherlands.

          5.   (a)  Mr. David S. Golden.

               (b)  950 E. Paces Ferry Road, Suite 2275, Atlanta, Georgia 30326.

               (c) Mr. Golden is a director of HRE and HRE Finance, President of HRE Finance, a member of the Management Board of Rodamco North America, and the President of CGR Advisors, a Georgia general partnership ("CGR"). CGR's address is set forth at
                    (b) above.

               (d)  None.

               (e)  None.

               (f)  United States.

         6.    (a)  Mr. Cecil D. Conlee.

               (b)  950 E. Paces Ferry Road, Suite 2275, Atlanta, Georgia 30326.

               (c) Mr. Conlee is a director of HRE, a member of the Management Boards of Rodamco North America and Rodamco, and the Chairman of CGR. CGR's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  United States.

         7.    (a)  Mr. Donald J. Puglisi

               (b)  850 Liberty Avenue, Suite 204, Newark, Delaware 19711

               (c) Mr. Puglisi is a director and Treasurer of HRE Finance, and is a Professor of Finance at the University of Delaware, and the owner of Puglisi & Associates, a company which provides financial services to domestic and international corporations. The address for PA is set forth in (b) above.

CUSIP No. 218916104                                                 Page 6 of 13





               (d)  None.

               (e)  None.

               (f)  United States.

         8.    (a)  Mr. Coenraad J. Oort.

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (c) Mr. Oort is Chairman of the Supervisory Board of Rodamco. He is a former member of the Management Board of ABN-AMRO Bank (Amsterdam, The Netherlands) of Amsterdam, The Netherlands. Rodamco's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  Netherlands.

         9.    (a)  Mr. Petrus A.W. Roef.

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (c) Mr. Roef is a member of the Supervisory Board of Rodamco, and is a former Chairman of the Management Board of Gamma Holding N.V., a Dutch textile firm, of Helmond, The Netherlands. Rodamco's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  Netherlands.

         10.   (a)  Mr. Pieter Korteweg.

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (c) Mr. Korteweg is Chairman of the Management Board of Rodamco. Rodamco's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  Netherlands.

         11.   (a)  Mr. Johan Kremers.

CUSIP No. 218916104                                                 Page 7 of 13





               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (c) Mr. Kremers is a member of the Supervisory Board of Rodamco. Mr. Kremers is a former Vice-Chairman and Managing Director of the Management Board of Rodamco and Chairman of the Supervisory Board of Rodamco North America. Rodamco's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  Netherlands.

         12.   (a) Mr. J. A. de Kreij

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (c) Mr. de Kreij is Vice Chairman and a member of the Management Board of Rodamco, Prior to assuming this position with Rodamco, Mr. deKreij was a Group Controller of Royal Dutch/Shell Group. Rodamco's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  Netherlands.

         13.  (a)   Mr. Eoghan M. McMillan.

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (c) Mr. McMillan is a member of the Management Board of Rodamco and is a member of the Boards of Directors of Sun Hung Kai Development (China) Ltd., Shangrila Asia Ltd., Vitasoy International Holdings Ltd., and Kowloon & Canton Railway Corporation, former Managing Partner of Arthur Andersen & Co. in Hong Kong and China and former Chairman (on appointment by the Government of Hong Kong) of the Hong Kong Futures Exchange. Rodamco's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  United Kingdom.

         14.   (a)  Mr. Willem Dijkema.

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

CUSIP No. 218916104                                                 Page 8 of 13




               (c) Mr. Dijkema is Chief Financial Officer and a member of the Management Board of Rodamco and is Former Managing Director of Staal Bankiers N.V., former Treasurer of the Robeco Group. Rodamco's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  Netherlands.

         15.   (a)  Mr. R.F.W. van Oordt.

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (c) Mr. van Oordt is a member of the Supervisory Board of Rodamco. He is past Chairman of the Management Board of N.V. Koninklijke KNP BT. Rodamco's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  Netherlands.

         16.   (a)  Mr. R.B. Schermer.

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (c) Mr. Schermer is a member of the Supervisory Board of Rodamco. He is past Chairman of the Board of Directors of Ballast Nedam N.V. Rodamco's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  Netherlands.

         17.   (a)  Mr. H.N.J. Smits.

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (c)  Mr. Smits is a member of the  Supervisory  Board of Rodamco.
                    He  is  Chief  Executive  Officer  of  Amsterdam   Schiphol.
                    Rodamco's address is set forth at (b) above.

               (d)  None.

               (e)  None.

CUSIP No. 218916104                                                 Page 9 of 13





               (f)  Netherlands.

         18.   (a)  Mr. A.P. Timmermans.

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands. Rodamco's address is set forth at (b) above.

               (c) Mr. Timmermans is a member of the Supervisory Board of Rodamco. He is a former member of the Board of Directors of DSM N.V.

               (d)  None.

               (e)  None.

               (f)  Netherlands.

         19.   (a)  Mr. William J. Breach.

               (b)  950 E. Paces Ferry Road, Suite 2275, Atlanta, Georgia 30326.

               (c) Mr. Breach is Vice President of HRE, HRE Finance, and CGR. CGR's address is set forth at (b) above.

               (d)  None.

               (e)  None.

               (f)  United States.

         20.   (a)  Mr. A. David Vande Poele.

               (b) c/o Puglisi & Associates, 850 Liberty Avenue, Suite 204, Newark, Delaware 19711.

               (c) Mr. Vande Poele is Vice President of HRE Finance, and is employed by PNC Bank, Delaware, where is involved in the sale of financial services.

               (d)  None.

               (e)  None.

               (f)  United States.

         21.   (a)  Mr. Jan H. van der Meer.

               (b) c/o Rodamco N.V., Coolsingel 120, NL-3011 AG, Rotterdam, The Netherlands.

               (c) Mr. van der Meer is a member of the Management Board of Rodamco. Rodamco's address is set forth at (b) above.

CUSIP No. 218916104                                                Page 10 of 13





               (d)  None.

               (e)  None.

               (f)  Netherlands.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 7, 1996, HRE acquired 458,621 shares (the "Shares") of the Company's 8% Cumulative Convertible Preferred Stock, Series A, in exchange for common stock of Frick Building, Inc. a Delaware corporation ("Frick"), owned by HRE. Frick was merged with and into CStone-Pittsburgh Trust, a Maryland business trust and wholly-owned subsidiary of the Company (the "Sub"), pursuant to the terms of that certain Agreement and Plan of Merger ("Merger Agreement") dated November 7, 1996, among the Company, the Sub, Frick, and HRE, a copy of which is filed herewith as Exhibit 99.1.

         On December 23, 1996, HRE transferred all of its interest in the Shares to HRE Finance, its wholly-owned subsidiary.

         On July 28, 1997, all of the Shares held by HRE Finance were converted into shares of Common Stock of the Company, at a ratio of ten shares of Common Stock for each share of Preferred Stock converted.

ITEM 4.  PURPOSE OF TRANSACTION

         The  reporting  person  currently   intends  to  hold  the  shares  for
investment.

               (a)  None.

               (b)  See Item 3.

               (c)  None.

               (d) Pursuant to the terms of that certain Stockholders Agreement ("Stockholder Agreement") dated as of November 7, 1996, among the Company and HRE, a copy of which is filed herewith as Exhibit 99.2, so long as HRE holds the Shares, HRE may designate a director nominee, and the Company shall recommend the election of such nominee to the holders of the Company's common stock. HRE has designated Cecil Conlee as its director nominee. On November 27, Cecil Conlee was elected as a director of the Company pursuant to the Stockholder Agreement. On December 23, 1996, the Stockholder Agreement was amended to add HRE Finance as a party to the Stockholder Agreement. Upon the conversion of the Preferred Stock Shares into common stock, HRE Finance relinquished its right under the Stockholders Agreement to appoint a director nominee. However, pursuant to a separate non-binding letter of understanding among the Company and HRE Finance, the Company will continue to nominate a representative of Rodamco North America for election to the Company's Board of Directors and the Investment Committee thereof, for so long as Rodamco (or its affiliates) maintains an investment in Company stock of at least $50 million.

CUSIP No. 218916104                                                Page 11 of 13




               (e)-(j) None.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a)-(b) See Items 7-13 of the cover pages.

               (c)  See  Item  3.  No  other   transactions   in  the  Company's
                    securities have been effected by the persons named in Item 2 above within the last sixty days.

               (d)  None.

               (e) On December 23, 1996, Hexalon Real Estate, Inc. ("HRE") ceased to be the beneficial owner of more than 5% of the Company's Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4(d). The Stockholders Agreement includes, among other things,
(i) a restriction on the transfer of the Shares without prior written notice to the Company; (ii) demand and piggyback registration rights for the holders of the Shares; (iii) a requirement that the holders of the Shares execute a lock-up agreement in the event of an underwritten public offering.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99.1*  Agreement  and Plan of  Merger  dated  November  7,  1996

         99.2*  Stockholders Agreement dated November 7, 1996.

         99.3* Certificate of Designations, Voting Powers, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of 8% Cumulative Convertible Preferred Stock, Series A of Cornerstone Properties, Inc.

         99.4   Agreement  of  filing  persons   relating  to  filing  of  joint
                statement per Rule 13d-1(f).

*Previously filed.

Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

HEXALON REAL ESTATE, INC.


By:William J. Breach
   William J. Breach, its Vice President


HRE FINANCE, INC.


By:William J. Breach
   William J. Breach, its Vice President